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                                                             Frances W. Josephic
                                                                  (800) 988-4304


              SECURITY CAPITAL COMPLETES ACQUISITION OF STORAGE USA

CHICAGO (April 26, 2002) - Security Capital Group Incorporated (NYSE: SCZ) announced today that it had completed its acquisition of the entire public interest in Storage USA, Inc. (NYSE: SUS). As contemplated, the acquisition was made through transactions in which Security Capital acquired all of the assets of Storage USA, including all of the partnership interests owned by Storage USA in its operating partnership, SUSA Partnership, L.P., and assumed all of Storage USA's liabilities, after which Storage USA was merged into the operating partnership. Completion of the transactions followed the approval by holders of a majority of outstanding shares of Storage USA common stock at a special meeting of shareholders held earlier today.

In the merger, each share of Storage USA common stock issued and outstanding immediately prior to the effective time of the merger was converted into the right to receive $42.70 in cash, which included consideration of $42.50 per share plus $0.20 per share in lieu of a dividend for the portion of the current quarter through today. As part of the transactions, holders of limited partnership units in SUSA Partnership, L.P., other than the general partner, also became entitled to receive the same consideration payable to Storage USA shareholders, or $42.70 cash per unit, unless they are eligible and elect to remain as limited partners in SUSA. Limited partners have until May 2, 2002, to make their elections. The aggregate value of the transaction was approximately $1.85 billion, including the assumption or repayment of approximately $945 million of liabilities.